                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from __________ to ___________.


                         Commission File Number 1-5725


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

      Quanex Corporation Employee Savings Plan




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas  77027
      (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1996 and (2) 5% reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


March 28, 1997

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                               December 31,
                                                         --------------------------
                                                            1996           1995
                                                         -----------    -----------
Assets:
           Investments at fair value -
           Mutual fund assets:
                Fidelity Puritan Fund                    $ 7,990,942    $ 6,212,219
                Fidelity Magellan Fund                     9,025,079      8,297,683
                Fidelity Contrafund                        3,106,854      1,126,654
                Fidelity Growth and Income Fund            4,187,289      2,098,750
                Fidelity Overseas Fund                     2,151,256      1,573,296
                Fidelity Balanced Fund                       272,553        158,122
                Templeton Foreign Fund                       476,234           --
                Fidelity Government Money Market Fund     10,265,488     10,910,320
           Quanex Corporation common stock                 1,822,006      1,519,737
           Common/commingled trust                           807,949      1,244,993
                                                         -----------    -----------
                                                          40,105,650     33,141,774


           Employee contributions receivable                 446,619        449,920
           Employer contributions receivable                 142,213        128,560
                                                         -----------    -----------
                       Total                                 588,832        578,480

Net assets available for benefits                        $40,694,482    $33,720,254
                                                         ===========    ===========







                       See notes to financial statements.

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                  December 31,
                                                            --------------------------
                                                                1996           1995
                                                            -----------    -----------
Investment income:
           Interest and dividends                           $ 3,420,494    $ 1,708,988
           Net appreciation in fair value of investments      1,154,013      2,926,558
                                                            -----------    -----------
                       Total                                  4,574,507      4,635,546
                                                            -----------    -----------

Contributions:
           Employer                                           1,003,456        969,303
             Less forfeitures                                    13,691          8,913
                                                            -----------    -----------
                                                                989,765        960,390

           Employee                                           3,671,185      3,734,966
                                                            -----------    -----------
                       Total                                  4,660,950      4,695,356
                                                            -----------    -----------

                       Total additions                        9,235,457      9,330,902


Benefit payments                                              2,261,229      2,278,666
                                                            -----------    -----------

Increase in net assets available
  for benefits                                                6,974,228      7,052,236

Net assets available for benefits:
           Beginning of year                                 33,720,254     26,668,018
                                                            -----------    -----------
           End of year                                      $40,694,482    $33,720,254
                                                            ===========    ===========




                       See notes to financial statements.

                               QUANEX CORPORATION
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995



A.   THE PLAN

     The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     (1) General. The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company and its subsidiaries, excluding the Nichols-Homeshield division and Piper Impact subsidiary, and those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

     (2) Contributions. Participants may elect to contribute up to 15% of their pre-tax annual compensation or up to 15% of their after-tax annual compensation limited to 15% of considered compensation as defined by the Plan agreement. The Company matches 50% of the employee's contribution up to, but not in excess of, 2.5% of the employee's annual compensation.

     (3) Participants Account. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

     (4) Investment Options. The Plan offers the following investment funds, all managed by the Trustee, as follows:


          Government Money Market Fund-composed of short-term government obligations.

          Puritan Fund-invested and reinvested in common and preferred stocks and bonds.

          Magellan Fund-invested and reinvested in equity and debt securities of foreign and domestic companies.

          Growth and Income Fund-invested and reinvested in equity and debt securities of foreign and domestic companies.

          Overseas Fund-invested and reinvested in foreign securities.

          Balanced Fund-invested and reinvested in common and preferred stocks and bonds.

          Contrafund-invested and reinvested in equities of foreign and preferred stock.

          Templeton Foreign Fund -invested and reinvested in foreign securities.

          Quanex Corporation Common Stock-invested and reinvested exclusively in the common stock of Quanex Corporation.

          Common/Commingled Trust-invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

     (5) Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately 100% vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

     (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. As of December 31, 1996 and 1995, net assets available for benefits included benefits of $30,852 and $221,024, respectively, due to participants who have withdrawn from participation in the Plan.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting standards.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

     (4) Administrative Expenses. The Company pays all administrative expenses.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from taxation under Sections 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated October 3, 1996. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                                1996                                                     1995
                                                ----                                                     ----
                              Shares            Cost          Sales Price               Shares           Cost          Sales Price
                              ------            ----          -----------               ------           ----          -----------
           Purchases          18,195          $403,216                                  31,540         $656,408
           Sales              30,076           618,301          $741,499                15,119          322,891         $368,385

     During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:

                                                1996                                                     1995
                                                ----                                                     ----
                              Shares            Cost          Sales Price               Shares           Cost          Sales Price
                              ------            ----          -----------               ------           ----          -----------
           Purchases         3,781,125       $ 15,764,549                              5,924,023      $13,115,404
           Sales             4,142,244          8,854,715      $9,179,359              3,911,470        8,630,838       $9,131,908

     During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                                1996                                                     1995
                                                ----                                                     ----
                              Shares            Cost          Sales Price               Shares           Cost          Sales Price
                              ------            ----          -----------               ------           ----          -----------
           Purchases          396,185         $396,185                                 952,231          $952,231
           Sales              833,229          833,229          $833,229               179,211           179,211         $179,211

F.   SUBSEQUENT EVENT

     In April 1997, Quanex Corporation announced the sale of their LaSalle Steel Company subsidiary ("LaSalle") to Niagara Corporation.

G.   SUPPLEMENTAL FUND INFORMATION

     Contributions, benefit payments and investment income by fund are as follows for the years ended December 31:

                                                        1996          1995
                                                     ----------    ----------
Employee Contributions:
            Fidelity Puritan Fund                    $  631,064    $  667,357
            Fidelity Magellan Fund                      909,697     1,139,936
            Fidelity Contrafund                         325,350       126,372
            Fidelity Growth and Income Fund             381,285       230,475
            Fidelity Overseas Fund                      227,957       230,121
            Fidelity Balanced Fund                       40,829        26,265
            Fidelity Government Money Market Fund       953,608     1,109,768
            Templeton Foreign Fund                       17,898          --
            Quanex Corporation common stock             117,769       122,282
            Common/commingled trust                      65,728        82,390
                                                     ----------    ----------
                                                     $3,671,185    $3,734,966
                                                     ==========    ==========


                                                        1996          1995
                                                     ----------    ----------
Employer Contributions:
            Fidelity Puritan Fund                    $  172,119    $  178,592
            Fidelity Magellan Fund                      242,159       256,350
            Fidelity Contrafund                          83,610        31,385
            Fidelity Growth and Income Fund              95,579        56,557
            Fidelity Overseas Fund                       60,383        61,502
            Fidelity Balanced Fund                       11,115         7,216
            Fidelity Government Money Market Fund       268,082       313,266
            Templeton Foreign Fund                        4,332          --
            Quanex Corporation common stock              37,089        37,418
            Common/commingled trust                      15,297        18,104
                                                     ----------    ----------
                                                     $  989,765    $  960,390
                                                     ==========    ==========

                                                        1996           1995
                                                     -----------    -----------
Benefit payments:
            Fidelity Puritan Fund                    $   331,862    $   382,406
            Fidelity Magellan Fund                       529,329        441,687
            Fidelity Contrafund                           29,696          4,154
            Fidelity Growth and Income Fund              116,336         78,206
            Fidelity Overseas Fund                        57,153        143,802
            Fidelity Balanced Fund                         2,476          1,628
            Fidelity Government Money Market Fund        859,097      1,171,681
            Templeton Foreign                                292           --
            Quanex Corporation common stock               92,241         42,219
            Common/commingled trust                      242,747         12,883
                                                     -----------    -----------
                                                     $ 2,261,229    $ 2,278,666
                                                     ===========    ===========


                                                        1996           1995
                                                     -----------    -----------
Investment income:
            Fidelity Puritan Fund                    $ 1,005,808    $ 1,062,499
            Fidelity Magellan Fund                       977,164      2,263,096
            Fidelity Contrafund                          443,202        181,608
            Fidelity Growth and Income Fund              591,891        489,667
            Fidelity Overseas Fund                       241,670        126,585
            Fidelity Balanced Fund                        22,680         14,721
            Fidelity Government Money Market Fund        515,358        585,772
            Templeton Foreign                             30,573           --
            Quanex Corporation common stock              685,994       (145,524)
            Common/commingled trust                       60,167         57,122
                                                     -----------    -----------
                                                     $ 4,574,507    $ 4,635,546
                                                     ===========    ===========

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            EIN: 38-1872178; PN 012

                               QUANEX CORPORATION
                             EMPLOYEE SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1996


                                                                Shares/                            Current
                                                               Par Value           Cost             Value
                                                               ---------           ----             -----
Mutual Fund Assets - Fidelity Investments:
------------------------------------------
Contrafund*                                                        73,709      $ 2,818,915       $ 3,106,854

Government Money Market Fund*                                  10,265,488       10,265,488        10,265,488

Puritan Fund*                                                     463,512        7,404,337         7,990,942

Growth and Income Fund*                                           136,261        3,494,225         4,187,289

Magellan*                                                         111,904        8,262,703         9,025,079

Overseas Fund*                                                     69,755        1,957,919         2,151,256

Balanced Fund*                                                     19,357          255,546           272,553

Templeton Foreign Fund*                                            45,969          462,601           476,234
                                                                              ------------      ------------
     Total Mutual Fund Assets                                                   34,921,734        37,475,695

Quanex Corporation Common stock*                                   66,557        1,401,349         1,822,006

Common/Commingled Trust*                                          807,949          807,949           807,949
                                                                                ----------        ----------

     Total investments                                                         $37,131,032       $40,105,650
                                                                               ===========       ===========










* Party-in-Interest

   ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 012


                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                       Single of Transactions

                                                                                                         Current
                                Total Number of                 Total Number                             Value on          Net
                               Purchases During   Purchase    of Sales During  Selling      Cost of     Transaction        Gain
Description                       Plan Year        Price         Plan Year      Price        Asset         Date           (Loss)
-----------                      -----------      -------       -----------    -------      -------        ------          ------

None

                                                       Series of Transactions

                                                                                                         Current
                                Total Number of                 Total Number                             Value on          Net
                               Purchases During   Purchase    of Sales During  Selling      Cost of     Transaction        Gain
Description                       Plan Year        Price         Plan Year      Price        Asset         Date           (Loss)
-----------                      -----------      -------       -----------    -------      -------        ------          ------

*Puritan Fund                       117          $2,676,360         65         $1,037,920    $943,415   $1,037,920       $  94,505

*Magellan Fund                      122           3,466,175         84          2,324,953   2,194,773    2,324,953         130,180

*Growth & Income Fund               125           2,244,476         44            558,617     514,966      558,617          43,651

*Contrafund                         116           2,391,321         38            658,318     640,714      658,318          17,604

*Government Money Market Fund       137           3,346,494        130          3,991,325   3,991,325    3,991,325               0



-----------------------

*Party-in-interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Quanex Corporation Employee Savings Plan



Date: June 24, 1997                    /s/ Joseph K. Peery
     ---------------------------       ----------------------------------------
                                       Joseph K. Peery, Benefits Committee

                               INDEX TO EXHIBITS





23.1              Independent Auditor's Consent